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                                                            [METLIFE LETTERHEAD]

MetLife Insurance Company of Connecticut
A Division of Metropolitan Life Insurance Company
One Cityplace
Hartford, CT 06103-3415
973-647-3601 Fax 973-647-3806
mkfarrell@metlife.com

Michael K. Farrell
President and Director

                                  July 17, 2008

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:  MetLife of CT Separate Account Eleven for Variable Annuities
     MetLife Insurance Company of Connecticut
     File Nos. 333-152257 and 811-21262 ("Registration Statement") SEC Accession No. 0000950135-08-004904

Dear Sir or Madam:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, MetLife Insurance Company of Connecticut ("MetCT") and MetLife of CT Separate Account Eleven for Variable Annuities (the "Registrant") hereby request the withdrawal of Registrant's Registration Statement on Form N-4 for the Vintage 3 Annuity, Vintage L Variable Annuity, Portfolio Architect 3 Annuity, Portfolio Architect L Variable Annuity and Pioneer AnnuiStar Flex Variable Annuity Contracts (the "Contracts"), SEC File No. 333-152257, filed with the Securities and Exchange Commission on July 11, 2008.

MetCT and the Registrant are requesting withdrawal of the Registration Statement for the Contracts because of the inadvertent inclusion of financial information in the Registration Statement, which was the initial registration statement for the Contracts filed in connection with the consolidation of MetCT separate accounts. Therefore, MetCT and the Registrant hereby request that an order be issued granting their request for withdrawal of the Registration Statement for the Contracts as soon as is practicable. No Contracts were sold in connection with the Registration Statement.



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U.S. Securities and Exchange Commission
July 17, 2008
Page 2



If you have any questions regarding this matter, please contact Mary Thornton of Sutherland, Asbill & Brennan LLP at (202) 383-0698.

                                    Sincerely,

                                    MetLife Insurance Company of Connecticut

                                    /s/ Michael K. Farrell
                                    Michael K. Farrell
                                    President

                                    MetLife of CT Separate Account Eleven for
                                    Variable Annuities
                                    (Registrant)

                                    By: MetLife Insurance Company of Connecticut

                                    /s/ Michael K. Farrell
                                    Michael K. Farrell
                                    President

cc:  Mary B. Thornton
     Michele H. Abate
     John B. Towers